

SI

19007503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-44065

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Financial Associates, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Northampton Street, Suite A

(No. and Street)

Easton	PA	18042
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Henry R DAlberto   610-559-1600

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC CPA'S

(Name – *if individual, state last, first, middle name*)

One Bala Avenue, Suite 234	Bala Cynwyd	PA	19004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, __Henry R DAlberto_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __American Financial Associates, Inc_____ , as of __December 31_____, 20 __18_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

_____

_____

Signature

_____
Title

_____ 02/22/2019
Notary Public

(Notary seal: SEAN MICHAEL KASPER, NOTARY, My Comm. Expires March 23, 2019, No. FF 212765, STATE OF FLORIDA, PUBLIC)

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

X (P) A Report on the Exemption Provision to Rule 15C3-3.

AMERICAN FINANCIAL ASSOCIATES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2018

CONTENTS

ROMEO & CHIAVERELLI LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE BALA AVENUE SUITE 234
BALA CYNWYD, PA 19004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of:
American Financial Associates, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of American Financial Associates, Inc.(the "Company"), as of December 31, 2018, the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission ("supplementary information"),has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17

C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA 19004

February 22, 2019

American Financial Associates, Inc.
Statement of Financial Condition
December 31, 2018

	2018
ASSETS	
Cash and cash equivalents	$ 55,294
Commissions receivable	95,251
Prepaid corporate income tax	1,626
Prepaid expenses	11,100
Fixed assets:	
Office equipment	53,359
Furniture & fixtures	1,781
Less: Accumulated depreciation	(55,140)
Total Fixed assets	-
Total Assets	$ 163,271

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable	$ 9,645
Commissions payable	70,893
Total Liabilities	80,538

STOCKHOLDERS' EQUITY

Common stock - $10 par value, 10,000 shares authorized, 8,165 shares issued and outstanding	81,650
Retained earnings	9,123
	90,773
Less: Treasury stock, 804 shares at cost	(8,040)
Total Stockholder's Equity	82,733
Total Liabilities and Stockholder's Equity	$ 163,271

The accompanying notes are an integral part of these financial statements

American Financial Associates, Inc.
Statements of Income
For the Year Ended December 31, 2018

	2018
Revenue	
Commissions	$ 4,536
Mutual fund fees	801,853
Other revenue	433,757
Total Revenues	1,240,146
Expenses	
Commissions	1,109,496
Employee salaries and benefits	71,798
Brokerage, exchange,and clearance fees	3,509
Occupancy	15,612
Professional fees	13,077
Technology and communications	9,917
Other expenses	18,523
Total Expenses	1,241,932
Net Loss Before Provision for Income Taxes	(1,786)
Provision for Income Taxes	728
Net Loss	$ (2,514)

The accompanying notes are an integral part of these financial statements

American Financial Associates, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2018

	2018					
	Common Stock		Retained	Treasury Stock		Total Stockholder's
	Shares	Amount	Earnings	Shares	Amount	Equity
Balance, January 1, 2018	8,165	$ 81,650	$ 11,637	804	$ (8,040)	$ 85,247
Net Loss	-	-	(2,514)	-	-	(2,514)
Balance, December 31, 2018	8,165	$ 81,650	$ 9,123	804	$ (8,040)	$ 82,733

The accompanying notes are an integral part of these financial statements

American Financial Associates, Inc.
Statements of Cash Flows
For the Year Ended December 31, 2018

		2018
Cash Flows From Operating Activities:		
Net loss	$	(2,514)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		
Loss on disposition of property and equipment		
Change in operating assets and liabilities:		
Commissions receivable		13,820
Prepaid corporate income tax		(37)
Prepaid expenses		(340)
Accounts payable		(634)
Commissions payable		(10,159)
Net Cash Provided by Operating Activities		136
Net Increase in Cash and Cash Equivalents		136
Cash and Cash Equivalents:		
Beginning		55,158
Ending	$	55,294
Supplemental Disclosure of Cash Flow Information:		
Taxes paid	$	650

The accompanying notes are an integral part of these financial statements

Note 1.   SIGNIFICANT ACCOUNTING POLICIES

Business and Organization

American Financial Associates, Inc. (the Company) was organized on July 25, 1991 for the purpose of selling mutual funds and life insurance. In 1994, the Company also began acting as a discount broker. The Company has brokers in the states of Pennsylvania, New Jersey and Oregon. Approximately sixty percent of the Company's business is conducted in Pennsylvania and the major source of revenue comes from selling mutual funds.

Basis of Presentation

The Company follows accounting principles generally accepted in the United States of America (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Cash and Cash Equivalents

The Company maintains cash in accounts with one financial institution which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. There were no amounts over the federally insured limits for the year ending December 31, 2018.

The Company's cash equivalents are highly liquid debt investments with an original maturity of three months or less as of the acquisition date.

Bad Debts

The Company uses the direct write-off method of accounting for losses arising from uncollectible accounts receivable. Under this method, accounts receivable are written-off to bad debt expense in the period they are deemed uncollectible. There were no bad debt expenses for the year ended December 31, 2018.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the assets. There was no depreciation expense for the year ending December 31, 2018.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is deducted on a straight-line basis and is provided over the useful lives of the related assets. Maintenance and repairs are charged to operations when incurred. Renewals and betterments of a nature considered to materially extend the useful lives of the assets are capitalized. When assets are retires or otherwise disposed of, the assets and related allowances for depreciation and amortization are eliminated from the account and any resulting gain or loss is reflected in income.

Note 1. SIGNIFICANT ACCOUNTING POLICIES (continued)

Rent Expense

The Company has a month-to-month rental with no signed lease in the Pennsylvania office. Rent is $900 per month for the last three years and is expensed when paid. Rent expense was $10,800 for the year ending December 31, 2018.

Commissions Receivable

Commissions receivable consist of fees earned primarily on the selling of mutual funds. The Company receives payment within a short time of the transaction. The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. No allowance for doubtful accounts has been provided for as the continuing relationships over many years have assured collection.

Income Taxes

The Company's provision for income taxes is based on all items included in income as reported for financial statement purposes. Income taxes are provided for the tax effects of transactions reported in the financial statements.

FASB ASC Topic 740 (ASC 740), *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not of being sustained when challenged or when examined by the applicable tax authority. Tax positions deemed not to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2018, management has determined that there are no uncertain tax positions.

The Company files income tax returns in U.S. federal jurisdiction and certain states. The current and prior three tax years generally remain subject to examination by U.S. federal and respective state tax authorities.

Note 2. ADVERTISING COST

Advertising costs are expensed as incurred. Advertising costs of $1,383 were incurred for the year ending December 31, 2018.

Note 3. REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgements

Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Note 3.   REVENUE FROM CONTRACTS WITH CUSTOMERS (continued)

Brokerage Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution Fees

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods. The Company earns 12b-1 fees paid by mutual funds to the broker-dealer to cover marketing and selling of mutual fund shares and are calculated based on a set rate multiplied by the fund balance. The Company acts in an agent capacity and pays out the revenue received from the fund to the corresponding brokers. The amount of 12b-1 fees earned was $631,775 for the year ending December 31, 2018.

The following table presents revenue by major sources:

Disagreggated revenue from contracts with customers

Brokerage commissions		$ 4,536
Distribution fees		
12(b)1 fees	631,775	
Mutual fund fees	170,078	
Variable annuities	417,509	
Insurance	16,248	
Total distribution fees		1,235,610
Total revenue from contracts with customers		$ 1,240,146

Note 4.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $45,729, which was $40,360 in excess of its required net capital of $5,369. The Company's ratio of aggregate indebtedness to net capital at December 31, 2018 was 1.7612 to 1.

AMERICAN FINANCIAL ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

Note 5.   INCOME TAXES

Income tax expense includes federal and state income taxes due currently after using up prior net operating losses. The provision for income taxes was $3,415 for the year ending December 31, 2018. The components of the provision for income taxes for the year ended December 31, 2018 are as follows:

	2018
Current - Federal	$ 75
Current - State & Local	653
Total provision for income taxes	$ 728

The corporate tax returns have not been prepared for the year ended December 31, 2018. There is an expected liability of $650 for state and local purposes and $0 for federal purposes, which leaves $1,200 of prepaid federal income tax and $400 of prepaid state income tax net of accrued income tax at December 31, 2018.

Note 6.   STOCKHOLDER'S EQUITY

A summary of common stock shares authorized, issued and outstanding is as follows:

Shares authorized	10,000
Issued	8,165
Outstanding	8,165

In August 2010, the Board of Directors authorized the Company to repurchase 840 shares of common stock. During October 2010, the Company repurchased 840 shares at an aggregate cost of $8,040.

Note 7.   CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

A customer is considered major when the customer represents 5% or more of the total gross revenue for the year ended December 31, 2018. The loss of such a customer would have a significant impact on the Company's revenue. For the year ended December 31, 2018, the Company did not have any transactions with a major customer.

Note 8. PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows:

	2018
Office Equipment	$ 53,359
Furniture & Fixtures	1,781
Total Fixed Assets at Cost	55,140
Less: Accumulated Depreciation	(55,140)
Property and equipment, net	$ -

Note 9. EXEMPTIVE PROVISIONS

The Company has a clearing agreement with its clearing broker, RBC Capital Markets, LLC. The agreement provides that certain minimum capital balances must be maintained while the Company's customer accounts are being introduced to and cleared by the Clearing Broker on a fully disclosed basis. In connection with this agreement, the Company is contingently liable to the Clearing Broker in the event of nonperformance by its introduced customers. It is the Company's policy to continuously monitor its exposure to these risks.

The Company maintains a secondary clearing relationship and not a direct clearing relationship with its clearing broker, RBC Capital Markets, LLC.

An exemption is claimed from SEC Rule 15c-3-3 under c(k)(2)(ii) – All customer transactions are cleared through RBC Capital Markets, LLC (SEC# - 801-13059) on a fully disclosed basis.

Note 10. RECENT ACCOUNTING PRONOUNCEMENTS

New Accounting Pronouncements - ASC 606 Revenue Recognition
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The new accounting standard, along with its related amendments, replaces the current rules-based GAAP governing revenue recognition with a principles-based approach. The Company adopted the new standard on January 1, 2018 using the modified retrospective approach, which requires the Firm to apply the new revenue standard to (i) all new revenue contracts entered into after January 1, 2018 and (ii) all existing revenue contracts as of January 1, 2018 through a cumulative adjustment to equity. In accordance with this approach, revenues for periods prior to January 1, 2018 will not be revised.

The core principle in the new guidance is that a company should recognize revenue in a manner that depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. In order to apply this core principle, the Company will apply the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

Although total revenues may not be materially impacted by the new guidance, management notes changes to the disclosures based on the additional requirements prescribed by ASC 606. These new disclosures include information regarding the judgments used in evaluating when and how revenue is recognized and disclosures related to contract assets and liabilities.

AMERICAN FINANCIAL ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

Note 10.   RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

New Accounting Pronouncements - ASC 842 Leases

In February 2016, the Financial Accounting Standards Board ("FASB") published Accounting Standards Update No. 2016-02, Leases ("ASC 842"). The new accounting standard is applied to operating leases with a term greater than 12 months and requires lessee's to recognize (i) their obligations to make lease payments as a liability (the "lease liability"), initially measured at the present value of the lease payments, and (ii) their ability to use the leased property as a corresponding asset (a "right-of-use asset"). The updated standard is effective for fiscal years beginning after December 15, 2018 and the Company adopted the new standard on January 1, 2019 using the modified retrospective approach, which requires the Firm to (i) apply the new standard to leases in place as of the adoption date, (ii) record a cumulative-effect adjustment to retained earnings as of the first day of the adoption year, and (iii) follow the new rules for all leases entered or modified going forward. In accordance with this approach, assets and liabilities for periods prior to January 1, 2019 will not be revised.

The core principle in the new guidance is that a company should provide information necessary to understand its leasing activities including a comprehensive understanding of the costs of property essential to a company's operations and how those costs are funded including the recognition of assets and liabilities associated with leases.

Although the economic or legal characteristics of these leases are not altered, the impact on the presentation of assets and liabilities on financial statements may be material. Also, as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), the Company is subject to SEC Rule 15C3-1, the Net Capital rule, under which the lease asset would be recorded as a non-allowable asset and the associated liability would be recorded as aggregate indebtedness, both of which could have a materially negative effect on Net Capital computed under SEC Rule 15c3-1. On May 31, 2016, the Securities Industry and Financial Markets Association ("SIFMA") requested relief from the SEC from the net capital impact of the lease capitalization required under ASC 842. On November 8, 2016, the SEC issued a "no action" letter permitting broker-dealers to add back to Net Capital the operating lease asset to the extent of the associated operating lease liability. If the value of the operating lease liability exceeds the value of the associated operating lease asset, the amount by which the liability's value exceeds the associated lease asset must be deducted for net capital purposes.

The new guidance provided by ASC 842 may not materially impact the Company's presentation of assets and liabilities, and the relief provided by the SEC "no action" letter will substantially negate the effect of its application on the Company's Net Capital; however management notes changes to the disclosures based on the additional requirements prescribed by ASC 842. These new disclosures include information regarding the judgments used in determining the present value of lease payments and the corresponding value of the right-of-use asset.

Note 11.   SUBSEQUENT EVENTS

In preparing these financial statements, the Company evaluates events occurring after the date of the financial statements to consider whether or not the impact of such events needs to be reflected and/or disclosed in the financial statements. Such evaluation is performed through the date the financial statements were issued. Based on the definitions and requirements of the Subsequent Event Topics of FASB Accounting Standards Codification, management of American Financial Associates, Inc. is not aware of any subsequent events that would require disclosure in the financial statements.

American Financial Associates, Inc.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2018

		2018
Net Capital:		
Net stockholders' equity from statement of financial condition	$	82,733
Deductions and/or Charges:		
Total nonallowable assets from statement of financial condition		(37,004)
Net Capital	$	45,729
Aggregate Indebtedness:		
Accounts payable	$	9,645
Commissions payable		70,893
Total Aggregate Indebtedness	$	80,538
Computation of Net Capital Requirement Minimum Net Capital		
Required (6-2/3% of aggregate indebtedness)	$	5,369
Minimum Dollar Net Capital Requirement	$	5,000
Excess Net Capital	$	40,360
Excess Net Capital at 1000%	$	37,675
Ratio of Aggregate Indebtedness to Net Capital		1.7612

The accompanying notes are an integral part of these financial statements

| | Per Focus Report Form X-17A-5 | | Adjustments | | Schedule II Per Audited Financial Report | |
	2018		2018		2018	
Net Capital:						
Net stockholders' equity from statement of financial condition	$	82,733	$	-	$	82,733
Deductions and/or Charges:						
Net stockholders' equity from statement of financial condition		(37,004)		-		(37,004)
		45,729		-		45,729
Net capital	$	45,729	$	-	$	45,729

The accompanying notes are an integral part of these financial statements

ROMEO & CHIAVERELLI LLC
ONE BALA AVE
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report Review

To the Board of Directors of:
American Financial Associates, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, on which identified the following provisions of 17 C.F.R. ~15c3-3(k) under which American Financial Associates, Inc. claimed an exemption from 17 C.F.R. ~240.15c3-3.(1). SEC Rule 15c3-3(k)(2)(ii) and American Financial Associates, Inc. stated that American Financial Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. American Financial Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about American Financial Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

February 22, 2019

American Financial Associates, Inc
Exemption Report
SEC Rule 17a-5

American Financial Associates, Inc. is exempt from exchange act rule 15(c)3-3 for the calendar year 2018. We are not a carrying or clearing broker dealer, so, therefore, we are exempt based on:

K2(ii) Who, as an introducing broker or dealer, clears all transaction with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §240.17a-3 and §240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

American Financial Associates, Inc. does not have any exceptions to this report for the calendar year 2018.

Henry R. D'Alberto 2/22/19

Henry R. D'Alberto
President

AMERICAN FINANCIAL ASSOCIATES, INC.

SCHEDULE OF ASSESSMENT AND PAYMENTS
(GENERAL ASSESSMENT RECONCILIATION FORM SIPC-7)

FOR THE YEAR ENDED DECEMBER 31, 2018

CONTENTS

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Independent Accountant's Agreed-Upon Procedures Report On Schedule Of Assessment And Payments (Form SIPC-7)

To The Board of Directors of:
American Financial Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2018, which were agreed to by American Financial Associates, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating American Financial Associates, Inc.'s compliance with the applicable instructions of Form SIPC-7. American Financial Associates, Inc.'s management is responsible for American Financial Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited FormX-17A-5 for the year ended December 31, 2018, as applicable, with the amounts reported in Form SPIC-7 for the year ended December 31, 2018, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express

such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

February 22, 2019

American Financial Associates, Inc.
Schedule of Assessment and Payments
(General Assessment Reconciliation Form SIPC-7)
For the Year Ended December 31, 2018

Total Revenue $ 1,240,146

Deductions:
Revenues from the distribution of shares of a registered open
end investment company or unit investment trust, from the sale
of variable annuities, from the business of insurance, from
investment advisory services rendered to registered investment
companies or insurance company separate accounts, and from
transactions in security futures products.   (1,235,610)

Net gain from securities in investment accounts   (35)

SIPC Net Operating Revenues   4,501

General Assessment @ .0015   7

Payments made with 2017 Form SIPC-6 (Paid July 18, 2018)   (3)

Balance paid with SIPC-7 (Paid January 21, 2019) $ 4